Via Facsimile and U.S. Mail
Mail Stop 03-09


November 30, 2004


Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodburne Avenue
Hamilton HM 08
Bermuda

Re:	Assured Guaranty Ltd.
	Form 10-Q for the quarter ended September 30, 2004
	File No. 001-32141

Dear Mr. Mills:

We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only the issue addressed below. In our comment below, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a cover letter with your supplemental response to our comment. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-Q for the quarter ended September 30, 2004

Item 2 - Management`s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Reserve for Losses and Loss Adjustment Expenses, page 45

1. We noted that you establish a case reserve when insured obligations are near default. In addition, we noted that you maintain a portfolio reserve, which are established with respect to portion of your business for which case reserves have not been established.

As such, it appears that have accrued a loss for certain case reserves before the insured event occurs. For portfolio reserves, it is not clear how these reflect the recording of losses when the insured event occurs.

Paragraph 17 of SFAS 60 states that a liability "shall be accrued when insured events occur". As such, please explain to us, supplementally, how your accounting for portfolio reserves and case basis reserves complies with that guidance and GAAP.

Please cite the specific accounting literature (by pronouncement and paragraph) that supports your position for each of your segments.

*    *    *    *

You may contact Joseph Roesler, Staff Accountant, at (202) 942-1788 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
Mr. Robert B. Mills
Assured Guaranty Ltd.
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